Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	Name and Address of Company

Sierra Wireless, Inc. (the “Company”)

13811 Wireless Way

Richmond, British Columbia V6V 34A

ITEM 2:	Date of Material Change

January 12, 2023.

ITEM 3:	News Release

On Thursday, January 12, 2023, a news release relating to the material change referred to herein was disseminated via Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) under the Company’s issuer profile on www.sedar.com and www.sec.gov.

ITEM 4:	Summary of Material Change

On January 12, 2023, the Company completed the previously announced plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) with 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Semtech Corporation (“Semtech”), pursuant to which the Purchaser acquired all of the issued and outstanding common shares of the Company (the “Common Shares”) for US$31.00 in cash (the “Consideration”) per Common Share.

ITEM 5:	Full Description of Material Change

On January 12, 2023, the Company completed the Arrangement with the Purchaser pursuant to which the Purchaser acquired all of the issued and outstanding Common Shares for US$31.00 in cash per Common Share, pursuant to the terms of the arrangement agreement dated August 2, 2022 (the “Arrangement Agreement”) among the Company, the Purchaser and Semtech.

As a result of the completion of the Arrangement, the Company became a wholly-owned subsidiary of the Purchaser and an indirect wholly-owned subsidiary of Semtech. The Common Shares will be de-listed from the Toronto Stock Exchange on or about January 16, 2023 and from the Nasdaq Global Market on or about January 23, 2023. The Company will apply to cease to be a reporting issuer under

Canadian securities laws. The Company will also deregister the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Arrangement are set out in the management proxy circular of the Company dated August 26, 2022, which is available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ITEM 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

For further information, please contact:

Jennifer Farac

General Counsel & Corporate Secretary

jfarac@sierrawireless.com

604-231-1100

ITEM 9:	Date of Report

January 13, 2023.